FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006

                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the press release, dated April 4, 2006, of Aries Maritime Transport Limited (the "Company") announcing the Company's entry into its new credit facility.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)


Dated: April 4, 2006                    By:/s/ Richard J.H. Coxall
                                        --------------------------
                                        Richard J.H. Coxall
                                        Chief Executive Officer

                                                                       Exhibit 1
                                                                       ---------

[LETTERHEAD OF ARIES MARITIME TRANSPORT LIMITED]

Company Contacts:

Richard J.H. Coxall                Leon Berman
Chief Financial Officer            Principal
Aries Maritime Transport Limited   The IGB Group
(011) 30 210 8983787               212-477-8438

            ARIES MARITIME TRANSPORT LIMITED CLOSES ON $360 MILLION
                        FULLY REVOLVING CREDIT FACILITY

ATHENS, GREECE, April 4, 2006 - Aries Maritime Transport Limited (NASDAQ: RAMS), today announced that it has closed on a $360 million fully revolving credit facility, which has a term of five years. The Bank of Scotland and Nordea Bank Finland acted as the joint lead arrangers. Nordea Bank Finland acted as the book manager, while the Bank of Scotland acted as the facility agent. Additionally, the Bank of Scotland and Nordea Bank Finland, who had fully underwritten the new facility, arranged a syndicate of other major ship finance banks.

Aries plans to use the proceeds of the new facility to replace its current $140 million term loan facility and $150 million revolving credit facility. Following the repayment of the Company's current term and revolving credit facility, Aries will have an undrawn commitment of $75 million.

Mons S. Bolin, President and Chief Executive Officer, commented, "We are pleased that the facility was substantially oversubscribed and are proud of our ongoing success at garnering support from leading banks. The credit facility provides Aries with a $75 million undrawn commitment to seek additional opportunities to acquire modern tonnage as we did in 2005. In pursuing future growth, we will do so with a focus on meeting well-defined acquisition criteria that enables the Company to further enhance our position in the industry, increase our long-term earnings potential and continue to provide shareholders with sizeable dividends."

Richard J.H. Coxall, Chief Financial Officer, added, "The new $360 million facility is both flexible and competitively priced. The facility is fully revolving for five years and provides broad criteria for growth with few restrictions. In terms of the pricing of the facility, at the time we draw it down we expect to pay one eighth of a percentage point less in margin than we are currently paying."

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.5 years and is 100% double-hull, consists of five MR tankers, three Panamax tankers and one Aframax tanker. Following the delivery of a double-hull products tanker newbuilding expected in May 2006, the Company's products tanker fleet will have an average age of 6.7 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.4 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have time charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

SK 23248 0001 659011